FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 26, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	CALL NOTICE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

BRF S.A.

Publicly-Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of BRF S.A. (“Company”) are summoned to meet at the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 27, 2020, at 11:00 a.m. (“AGOE”), at the Company's head office, located at Rua Jorge Tzachel, 475, in the City of Itajaí, Santa Catarina State, in order to discuss the following Agenda:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2019, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set at 10 (ten) the number of members to compose the Company’s Board of Directors;

(iii) To elect the members of the Board of Directors, being necessary, under the terms of CVM Instruction No. 165/91, the requirement of shareholders representing, at least, 5% (five percent) of the voting capital so that the process of multiple voting is adopted;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company’s management for the year 2020;

(vi) To elect the members of the Fiscal Council;

(vii) To establish the compensation of the members of the Fiscal Council for the fiscal year 2020.

II - At the Extraordinary General Shareholders’ Meeting:

(i) To amend Article 21 of the Company’s Bylaws, in order to adjust the periodicity of the ordinary meetings of the Board of Directors, establishing that such body must meet, ordinarily, at least 8 (eight) times a year;

(ii) To authorize the execution of indemnity agreements between the Company and the new members of the Board of Directors that may be elected at the Ordinary General Shareholders’ Meeting to be held cumulatively with this Extraordinary General Shareholders’ Meeting; and

(iii) To amend the Stock Option Plan and the Restricted Stocks Plan of the Company.

It must be noted that, depending on the developments of the Coronavirus pandemic (COVID-19), as well as on the publication of any supervening law and/or regulation, the AGOE may be postponed or altered, including in connection with the execution date and/or its execution format. Any change or postponement of the AGOE will be duly and promptly informed to the Company’s shareholders.

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PHYSICAL PRESENCE

Shareholders. As stated in article 15 of the Bylaws, the Company requests shareholders who intend to attend the AGOE, personally or through attorneys-in-fact, to submit, until April 22, 2020, date that precedes the occurrence of the AGOE in 5 (five) days, to Avenida das Nações Unidas, 8.501 – Zip Code 05425-070, Pinheiros, São Paulo (SP), ot the care of the –Corporate-Legal Department, copy of the following documents. In addition, the shareholders may also, within the aforementioned period, send the documents below, to the following electronic address: acoes@brf-br.com.

Individual Shareholders:

▪   Picture I.D.; and

▪   Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

▪   Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);

▪   Picture I.D. of the legal representatives;

▪   Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;

▪   In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manager.

Shareholders Represented by Proxy:

▪   In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its joint owners, as stated in paragraph 1 of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution;

▪   Picture I.D. of the attorney-at-law;

▪   If the shareholders so desire, they may use the proxies made available by the Company to vote on matters of interest to the AGOE, as stated in the Public Request for Proxy undertaken by the Company, in the form provided in article 22 and following of CVM Instruction No. 481/2009. The documents referring to the Public Request for Proxy were disclosed by the Company on the Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov).

Foreign Shareholders:

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

Holders of American Depository Receipts – ADRs:

ADR holders will be represented by The Bank of New York Mellon, as depositary institution, under the terms of the Deposit Agreement entered into with the Company.

PARTICIPATION BY DISTANCE VOTE

As stated in articles 21-A and following of the CVM Instruction nº 481/2009, Company’s shareholders may send their voting instructions, from this date until April 20, 2020 (inclusive), on the matters to be raised at the AGOE by completing and sending the form allowing them to cast their vote from distance (“Distance Voting Form”), whose model was available, separately, at the Company's Investor Relations website (www.brf-global.com/ri, on the Corporate Governance item) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão, OTC (www.b3.com.br). For additional information, the shareholder must observe the rules provided in the CVM Instruction No. 481/2009 and the procedures described in the Distance Voting Form provided by the Company, as well as in the Shareholders’ Manual to Participation at the AGOE.

The Company’s shareholders interested in accessing the information or solving doubts related to the matters above must contact the Company’s Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf-br.com.

All documents pertinent to the AGOE, including more detailed information on the matters included in the Agenda, are available in the Shareholders’ Manual, which is available to shareholders on the websites www.brf-global.com/ri, www.b3.com.br and  www.cvm.gov.br.

São Paulo (SP), March 27, 2020.

Pedro Pullen Parente

Chairman of the Board of Directors